SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

CURRENT REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number: 1-1511

FEDERAL-MOGUL CORPORATION

401(k) INVESTMENT PROGRAM

26555 Northwestern Highway

Southfield, MI 48033

(248) 354-7700

The Plan holds shares of common stock (without par value) of

Federal-Mogul Corporation

FEDERAL-MOGUL CORPORATION

401(k) INVESTMENT PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Design Committee

Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation 401(k) Investment Program as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note 2 to the financial statements, in 2006 the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

/s/ Ernst & Young LLP

Detroit, Michigan

June 22, 2007

Federal-Mogul Corporation

401(k) Investment Program

Statements of Net Assets Available for Plan Benefits

	December 31
	2006	2005
Assets
Receivables:
Participant loans	$6,334,906	$6,556,325
Company contributions	122,375	117,354
Participant contributions	616,295	615,848
Participant loan interest	15,383	14,040

Total receivables	7,088,959	7,303,567
Investments in Master Trust at fair value (See Note 7)	379,765,801	351,204,865

Total assets	$386,854,760	$358,508,432

Liabilities
Forfeited accounts owed to the Company (See Note 1)	16,976	3,175

Net assets at fair value	386,837,784	358,505,257
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,128,997	1,231,134

Net assets available for plan benefits	$387,966,781	$359,736,391

See notes to financial statements

Federal-Mogul Corporation

401(k) Investment Program

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended
	December 31
	2006	2005
Additions
Dividends and interest	$20,193,695	$14,140,084
Participant contributions	22,623,228	23,313,648
Company contributions	3,866,101	4,092,803

Total additions	46,683,024	41,546,535

Deductions
Benefits paid to participants	38,513,632	27,587,819
Administrative expenses	41,601	37,049
Portion of Company contribution account forfeited upon withdrawal of members (see Note 1)	121,001	88,812

Total deductions	38,676,234	27,713,680

Net realized/unrealized appreciation in fair value of investments in Master Trust (See Note 7)	19,815,208	8,171,069
Transfer from other Company investment program	408,392	188,484

Net increase	28,230,390	22,192,408
Net assets available for plan benefits at beginning of year	359,736,391	337,543,983

Net assets available for plan benefits at end of year	$387,966,781	$359,736,391

See notes to financial statements

Federal-Mogul

401(k) Investment Program

Notes to Financial Statements

December 31, 2006

1.	Description of the Plan

Federal-Mogul Corporation (the “Company”) sponsors the Federal-Mogul Corporation 401(k) Investment Program (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which provides eligible salaried employees of the Company with a program for making voluntary pre-tax and after-tax contributions. All domestic salaried employees of the Company and subsidiaries are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Fiduciary Counselors Inc., as the independent fiduciary, manages the Plan’s investment in the Federal-Mogul Corporation Common Stock (“Common Stock”). In its role as an independent fiduciary, Fiduciary Counselors Inc. has the authority to continue, restrict, or terminate the investment of Common Stock within the Plan.

On October 1, 2001, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The United States Bankruptcy Court for the District of Delaware approved the Company’s motion to continue to operate the Plan. There is substantial doubt about the ability of the Company to continue as a going concern.

Master Trust

The Plan invests in a master trust. The Plan’s assets are administered under the terms of the master trust agreement (the “Master Trust”) between the Company and Fidelity Management Trust Company (the “Trustee”). The agreement provides, among other things, that the Trustee safekeeps all investments, and keeps account for all investments, receipts, disbursements, benefit payments, and other transactions. Plan net assets, net investment income and gains and losses are not allocated from the Master Trust, but are tracked separately for the Plan by Fidelity.

Contributions & Vesting

Upon employment, employees are immediately eligible to participate in the Plan. Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on years of vesting service as follows:

Years of Vesting Service	% of Vesting in Company Contribution
1	0%
2	25%
3	50%
4	75%
5	100%

Full vesting also occurs upon death, total and permanent disability, or retirement at designated ages. In addition, special-vesting provisions will become effective if the Plan is determined to be “top-heavy,” pursuant to the Internal Revenue Code.

The Company matching contribution is equal to 25% on the first 8% of eligible compensation, based on employee pretax and aftertax contributions to the Plan.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2006

1.	Description of the Plan (continued)

Forfeitures

Company contributions which are not vested at the time of a participant’s withdrawal from the Plan are forfeited and are applied as a reduction of future Company contributions.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeitures is re-credited to his/her account in the reinstatement year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided not in excess of the participant’s vested account balance. Administrative expenses related to loan administration, disbursements, sale of Common Stock, or participation in the Brokerage Account are paid directly from the corresponding participant’s Plan account.

Investment Options

The Plan provides for 31 investment options which includes the following funds:

AMCAP Fund – Class R4	Fidelity Freedom 2030 Fund
Brokerage Account	Fidelity Freedom 2035 Fund
Columbia Acorn Fund – Class Z	Fidelity Freedom 2040 Fund
Dimensional Emerging Markets Fund	Fidelity Freedom Fund
Dodge & Cox Stock Fund	Fidelity Low-Priced Stock Fund
Dreyfus Mid-Cap Index Fund	Fidelity Mid-Cap Stock Fund
Dreyfus Small Cap Stock Index Fund	Fidelity U.S. Bond Index Fund
Fidelity Diversified International Fund	PIMCO Foreign Bond Fund
Fidelity Dividend Growth Fund	PIMCO Total Return Bond Fund
Fidelity Freedom 2000 Fund	Royce Opportunity Fund
Fidelity Freedom 2005 Fund	Spartan International Index Fund
Fidelity Freedom 2010 Fund	Spartan U.S. Equity Index Fund
Fidelity Freedom 2015 Fund	Stable Value Fund
Fidelity Freedom 2020 Fund	T. Rowe Price Mid-Cap Growth Fund
Fidelity Freedom 2025 Fund	The Oakmark Select Fund
Federal-Mogul Corporation Common Stock (closed to new investments)

Employees are no longer permitted to make additional investments in Federal-Mogul Corporation Common Stock.

Participant Loans

The Plan allows participants to borrow from their account under certain plan conditions. The maximum amount of a participant’s borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant’s vested account balance or 90% of the participant’s employee contribution accounts. No borrowings shall be permitted for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, total and permanent disability, termination of employment (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balances in the participant’s accounts will be distributed to the participant or the participant’s beneficiary in either a lump-sum distribution, or periodic installments.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2006

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented as this statement is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for the Stable Value Fund (benefit-responsive investment contracts), which is valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances.

The Stable Value Fund consists of fully benefit-responsive investment contracts of GICs, synthetics and the Managed Income Portfolio II commingled pool (MIP II) .

Investments in the Stable Value Fund are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The MIP II, managed by Fidelity Management Trust company, intends to maintain a stable net asset value of $1.00 per unit. The MIP II is valued daily at fair value as determined by the fund manager. Wrap contracts in synthetics and MIP II are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in the bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2006

2.	Basis of Presentation and Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Underlying debt securities in synthetics and MIP II for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service. Pricing services use valuation matrices that incorporate both dealer-supplied valuations and valuation models. If prices are not readily available or do not accurately reflect fair value for a security, or if a security’s value has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded, that security may be valued by another method that the Trustee believes accurately reflects fair value. A security’s valuation may differ depending on the method used for determining value. Price movements in futures contracts and ADRs, market and trading trends, the bid/ask quotes of brokers and off exchange institutional trading may be reviewed in the course of making a good faith determination of a security’s fair value. Underlying short-term securities with remaining maturities of sixty days or less for which market quotations are not readily available are valued at original cost plus accrued interest or at amortized cost, both of which approximate current value. Investments in underlying commingled pools and open-end investment companies are valued at their net asset value each business day. The Plan’s MIP II account balance at fair value was calculated by applying the Plan’s percentage of the total book value of the MIP II to the MIP II fair value calculated by Fidelity.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Expenses incurred in the operation of the Plan are paid by the Plan unless paid by the Company or the Participants. No expenses are paid from the trust unless such payment is permitted by law. Participants may incur administrative expenses related to loan administration, disbursements, sale of Federal-Mogul Corporation Common Stock, or participation in the Brokerage Account. Administrative expenses related to these transactions are paid directly from the corresponding participant’s Plan account.

Reclassifications

Certain items in the prior year’s financial statements have been reclassified to conform with the presentation used in 2006.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2006

3.	Party-In-Interest Transaction

Fees incurred for legal and other services rendered by parties-in-interest were paid by the Company on behalf of the Plan.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The Funds shall then be distributed to the member and no portion of the funds shall be returned to the Company.

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the future and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available benefits.

6.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 15, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2006

7.	Investments in Master Trust

The Plan’s investments were held by the Master Trust administered by the Trustee, at December 31, 2006 and 2005. The Plan held approximately a 59% share in the Master Trust at December 31, 2006 and 2005.

Net Assets of Master Trust

The fair value of net assets of the Master trust were as follows:

	December 31, 2006	December 31, 2005
Assets
Receivables:
Participant loans	$17,715,450	$17,666,024
Company contributions	246,633	272,973
Participant contributions	802,745	799,076
Participant loan interest	29,143	24,983

Other receivables
Total receivables	18,793,971	18,763,056

Investments:
AMCAP Fund - Class R4	3,054,908	2,702,552
Brokerage Account	7,202,959	6,069,820
Columbia Acorn Fund - Class Z	8,837,760	6,767,628
Dimensional Emerging Markets	8,792,650	5,615,089
Dodge & Cox Stock Fund	18,943,797	13,018,952
Dreyfus Mid Cap Index Fund	2,549,669	2,422,953
Dreyfus Small Cap Stock Index Fund	1,771,471	1,485,506
Federal-Mogul Corporation Common Stock	2,976,956	2,030,060
Fidelity Diversified International Fund	45,999,297	37,271,878
Fidelity Dividend Growth Fund	113,329,599	107,601,383
Fidelity Freedom 2000 Fund	313,613	273,544
Fidelity Freedom 2005 Fund	225,420	259,233
Fidelity Freedom 2010 Fund	3,875,669	2,114,002
Fidelity Freedom 2015 Fund	3,479,109	2,024,228
Fidelity Freedom 2020 Fund	3,900,680	2,289,551
Fidelity Freedom 2025 Fund	3,813,086	2,438,836
Fidelity Freedom 2030 Fund	3,023,342	1,846,733
Fidelity Freedom 2035 Fund	2,548,359	1,644,194
Fidelity Freedom 2040 Fund	4,473,497	2,690,347
Fidelity Freedom Income Fund	249,736	156,205
Fidelity Low-Priced Stock Fund	62,940,037	57,435,120
Fidelity Mid-Cap Stock Fund	50,122,135	44,804,135
Fidelity U.S. Bond Index Fund	2,712,068	2,603,451
PIMCO Foreign Bond Fund	1,168,636	1,061,463
PIMCO Total Return Bond Fund	74,606,394	77,497,562
Royce Opportunity Fund	6,174,943	4,178,864
Spartan International Index Fund	2,540,891	614,217
Spartan U.S. Equity Index Fund	3,107,713	2,655,664
Stable Value Fund (See details of underlying investments below)	183,482,408	190,412,607
T. Rowe Price Mid-Cap Growth Fund	5,040,655	5,229,422
The Oakmark Select Fund	4,478,737	4,559,823

Investments in Master Trust at fair value	635,736,194	591,775,022

Total assets in Master Trust	654,530,165	610,538,078

Liabilities
Forfeited accounts owed to the Company	69,071	49,047

Total net assets of the Master Trust at fair value	654,461,094	610,489,031

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	2,181,924	2,382,302

Total net assets of the Master Trust	$656,643,018	$612,871,333

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2006

7.	Investments in Master Trust (continued)

Investment income

During the years ended December 31, 2006 and 2005, the Master Trust had net investment income of $33,791,394 and $24,154,466, respectively, and had net realized and unrealized appreciation in the fair value of investments of $30,834,143 and $12,660,432, respectively, as follows:

	Net Investment Income for the Year Ended December 31, 2006	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value for the Year Ended December 31, 2006
AMCAP Fund - Class R4	$108,465	$133,236
Brokerage Account	-	652,751
Columbia Acorn Fund - Class Z	704,991	335,350
Dimensional Emerging Markets Fund	204,495	1,538,932
Dodge & Cox Stock Fund	1,043,045	1,682,100
Dreyfus Mid Cap Index Fund	121,775	120,244
Dreyfus Small Cap Stock Index Fund	77,371	133,672
Federal-Mogul Corporation Common Stock	267	1,158,805
Fidelity Diversified International Fund	3,295,403	5,097,136
Fidelity Dividend Growth Fund	4,432,016	10,401,264
Fidelity Freedom 2000 Fund	13,724	9,801
Fidelity Freedom 2005 Fund	9,860	9,936
Fidelity Freedom 2010 Fund	173,956	124,556
Fidelity Freedom 2015 Fund	143,140	134,929
Fidelity Freedom 2020 Fund	195,257	167,087
Fidelity Freedom 2025 Fund	165,667	208,456
Fidelity Freedom 2030 Fund	158,605	154,755
Fidelity Freedom 2035 Fund	108,429	152,917
Fidelity Freedom 2040 Fund	224,326	247,151
Fidelity Freedom Income Fund	16,523	9,044
Fidelity Low-Priced Stock Fund	5,540,015	4,218,968
Fidelity Mid-Cap Stock Fund	2,282,001	4,252,328
Fidelity U.S. Bond Index Fund	115,343	(10,427)
PIMCO Foreign Bond Fund	61,196	(24,050)
PIMCO Total Return Bond Fund	3,611,512	(893,369)
Royce Opportunity Fund	669,061	143,236
Spartan International Index Fund	45,603	296,386
Spartan U.S. Equity Index Fund	51,281	365,718
Stable Value Fund (see details of underlying investments below)	8,221,251	(11,229)
T. Rowe Price Mid-Cap Growth Fund	363,693	(51,493)
The Oakmark Select Fund	473,884	75,953

	32,632,155	30,834,143

Participant loans	1,159,239	-

	$33,791,394	$30,834,143

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2006

7.	Investments in Master Trust (continued)

Investment income (continued)

	Net Investment Income for the Year Ended December 31, 2005	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value for the Year Ended December 31, 2005
AMCAP Fund - Class R4	$66,124	$100,951
Brokerage Account	-	(246,380)
Columbia Acorn Fund - Class Z	376,280	331,340
Dimensional Emerging Markets Fund	122,864	922,688
Dodge & Cox Stock Fund	443,562	621,999
Dreyfus Mid Cap Index Fund	114,761	110,937
Dreyfus Small Cap Stock Index Fund	24,068	77,775
Federal-Mogul Corporation Common Stock	144	60,451
Fidelity Asset Manager Fund	-	(24,936)
Fidelity Asset Manager: Growth Fund	-	(26,836)
Fidelity Asset Manager: Income Fund	-	(31,413)
Fidelity Diversified International Fund	1,118,786	4,300,955
Fidelity Dividend Growth Fund	2,553,520	916,721
Fidelity Freedom 2000 Fund	7,224	3,712
Fidelity Freedom 2005 Fund	7,432	14,264
Fidelity Freedom 2010 Fund	49,787	62,925
Fidelity Freedom 2015 Fund	43,487	109,148
Fidelity Freedom 2020 Fund	45,822	122,519
Fidelity Freedom 2025 Fund	46,508	152,293
Fidelity Freedom 2030 Fund	32,667	112,406
Fidelity Freedom 2035 Fund	30,628	112,819
Fidelity Freedom 2040 Fund	52,368	186,089
Fidelity Freedom Income Fund	3,134	1,284
Fidelity Low-Priced Stock Fund	3,877,671	737,478
Fidelity Mid-Cap Stock Fund	1,058,599	5,162,744
Fidelity U.S. Bond Index Fund	112,691	(57,493)
PIMCO Foreign Bond Fund	59,392	(13,845)
PIMCO Total Return Bond Fund	3,274,502	(1,254,133)
Royce Opportunity Fund	510,633	(320,158)
Spartan International Index Fund	10,949	58,393
Spartan U.S. Equity Index Fund	42,730	71,540
Stable Value Fund (see details of underlying investments below)	8,553,559	-
T. Rowe Price Mid-Cap Growth Fund	287,002	336,155
The Oakmark Select Fund	267,270	(51,960)

	23,194,164	12,660,432

Participant loans	960,302	-

	$24,154,466	$12,660,432

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2006

7.	Investments in Master Trust (continued)

Stable Value Fund

The Stable Value Fund consists of fully benefit-responsive investment contracts of GICs, synthetics and a commingled pool (MIP II). The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The wrap contracts in synthetics and the commingled pool (MIPII) are designed to maintain the contract value of the fund. Wrap contracts accrued interest using a formula called the “crediting rate”. Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund’s current market value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future market value with the fund’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The adjustments from fair value to contract value for fully benefit-responsive investment contracts (Stable Value Fund) are $2,181,924 and $2,382,302 as of December 31, 2006 and 2005 respectively. The details of the adjustments are as follows:

	December 31, 2006			December 31, 2005
Stable Value Fund	Contract Value	Fair Value	Adjustment (CV - FV)	Contract Value	Fair Value	Adjustment (CV - FV)
GICs:
GE Life and Annuity Asr C	$-	$-	$-	$3,828,048	$3,845,209	$(17,161)
GE Life and Annuity Asr C	-	-	-	2,746,510	2,752,486	(5,976)
Pacific Life	2,435,427	2,424,405	11,022	3,480,437	3,465,014	15,423
Principal	-	-	-	1,332,633	1,334,129	(1,496)
Principal	-	-	-	1,315,481	1,318,131	(2,650)
Synthetics:
CSFB 02-CKS4 A1	-	-	-	1,541,117	1,511,456	29,661
BSCMS 01-TOP4 A1	-	-	-	2,221,810	2,227,136	(5,326)
FNR 02-74 PH 5	-	-	-	1,742,050	1,739,057	2,993
GECMC 01-2 A2	-	-	-	2,267,867	2,345,075	(77,208)
MSDWC 01-TOP5 A1	-	-	-	1,006,914	1,013,042	(6,128)
MSDWC 02-TOP7 A1	-	-	-	1,228,974	1,271,946	(42,972)
POOL - MIP II	183,228,905	181,058,003	2,170,902	170,083,068	167,589,926	2,493,142

Total of Stable Value Fund	$185,664,332	$183,482,408	$2,181,924	$192,794,909	$190,412,607	$2,382,302

Average Yields - Stable Value Fund *
	2006	2005
Based on actual earnings **	5.19%	4.90%
Based on interest rate credited to participants ***	4.52%	4.06%

* Includes GICs, Synthetics and Pool (MIP II).
** Calculated by dividing the annualized earnings of Stable Value Fund by the fair value of Stable Value Fund.
*** Calculated by dividing the annualized earnings of Stable Value Fund credited to participants by the fair value of Stable Value Fund.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2006

7.	Investments in Master Trust (continued)

Stable Value Fund (continued)

Certain events limit the ability of the investment contracts in the Stable Value Fund to transact at contract value with the issuers. Such events include the following:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.
•	The establishment of a defined contribution plan that competes with the plan for employee contributions.
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•	Complete or partial termination of the Plan.
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cashflow.
•	Merger or consolidation of the Plan with another plan, the transfer of plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor.
•

Any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.

•	Exclusion of a group of previously eligible employees from eligibility in the plan.
•	Any early retirement program, group termination, group layoff, facility closing, or similar program.
•	Any transfer of assets from the fund directly to a competing option.

At this time, the occurrence of any of these events is not probable.

The GICs do not permit the insurance companies to terminate the agreement at will prior to the scheduled maturity date. Wrap contracts in synthetics and the Pool (MIP II) may be terminated by the wrap issuers at any time. A wrap issuer may terminate a wrap contract if FMTC’s (Fidelity Management Trust Company) investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2006

7.	Investments in Master Trust (continued)

Changes in the Fair Value of Net Assets

The changes in the fair value of net assets of the Master Trust, for the years ended December 31, 2006 and 2005 are summarized as follows:

	Years Ended December 31
	2006	2005

Additions
Dividends and interest	$33,791,394	$24,154,466
Participant contributions	35,155,914	36,498,153
Company contributions	8,991,424	10,181,803

Total additions	77,938,732	70,834,422

Deductions
Benefits paid to participants	64,429,174	49,385,042
Administrative expenses	168,892	149,769
Portion of Company contribution account forfeited upon withdrawal of members	403,124	370,773

Total deductions	65,001,190	49,905,584
Net realized/unrealized appreciation in fair value of investments	30,834,143	12,660,432

Net increase	43,771,685	33,589,270
Net assets available for plan benefits at beginning of year	612,871,333	579,282,063

Net assets of Master Trust at end of year	$656,643,018	$612,871,333

Plan of Reorganization

The Fourth Amended Joint Plan of Reorganization (the ‘Plan’) for the Company and the other U.S. and U.K. Debtors was filed with the Bankruptcy Court on November 21, 2006. The Plan was jointly proposed by the Company and the Plan Proponents. On February 2, 2007, the Supplemental Disclosure Statement was approved by the Bankruptcy Court to be used in soliciting votes to accept or reject the Plan from those classes of creditors whose treatment under the Plan has changed since the solicitation under the Third Amended Plan. All such classes of creditors voted overwhelmingly in favor of the Plan. The confirmation hearing regarding the Plan commenced in the Bankruptcy Court on June 18, 2007 and is scheduled to continue on July 9, 2007. In light of the post-trial written briefs required by the Bankruptcy Court, the final oral arguments regarding confirmation of the Plan are scheduled to take place on October 1, 2007.

The Plan provides that asbestos personal injury claimants, both present and future, will be permanently channeled to a trust or series of trusts established pursuant to Section 524(g) of the Bankruptcy Code, thereby protecting the Company and its affiliates in the Chapter 11 Cases from existing and future asbestos liability. The Plan provides that all currently outstanding stock of the Company will be cancelled, 50.1% of newly issued common stock of reorganized Federal-Mogul will be distributed to the asbestos trust, and 49.9% of the newly issued common stock will be distributed pro rata to the noteholders. The holders of currently outstanding common and preferred stock of the Company, at the time those shares are cancelled, will receive warrants that may be used to purchase shares of reorganized Federal-Mogul at a predetermined exercise price. These warrants will only be of value if the market price of the shares of reorganized Federal-Mogul exceeds the predetermined exercise price during the 7-year term during which the warrants will be saleable or exercisable.

Federal-Mogul Corporation

401(k) Investment Program

Notes to Financial Statements

December 31, 2006

8.	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005 *
Net assets available for plan benefits per the financial statements	$387,966,781	$359,736,391
Minus: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,128,997	1,231,134

Net assets available for plan benefits per the Form 5500	$386,837,784	$358,505,257

* In prior years, contract value of Stable Value Fund was included in Line c (11) on Schedule H of Form 5500. Starting in 2006, fair value of Stable Value Fund is reported in Line c (11) on Schedule H of Form 5500 as fair value of the Stable Value Fund becomes available due to the FSP. On Schedule H of the 2006 Form 5500, the beginning balance of net assets available for plan benefits has been adjusted for adjustments from fair value to contract value for fully benefit-responsive investment contracts, which is the cumulative effect of this transition for prior years.

The following is a reconciliation of net investment gain from master trust investment accounts per the financial statements to the Form 5500:

Year Ended December 31 2006
Dividends and interest from master trust investment accounts	$19,763,102
Net realized/unrealized appreciation from master trust investment accounts	19,815,208

Net investment gain from master trust investment accounts per the financial statements	39,578,310
Minus: Changes in adjustments from fair value to contract value for fully benefit-responsive investment contracts	(102,137)

Net investment gain from master trust investment accounts per the Form 5500	$39,680,447

Federal-Mogul Corporation

401(k) Investment Program

EIN: 38-0533580 Plan Number 140

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

The following is a Schedule of Assets Held outside of the Master Trust:

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Interest, Collateral, Par or Maturity Value	Current Value
Participants *	Loans at various terms and interest rates (5% - 10.5%)	$6,334,906

		$6,334,906

There were no investment assets reportable as acquired and disposed of during the year.

* Party in interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal-Mogul Corporation 401(k) Investment Program (Name of Plan)

By:	/s/ G. Michael Lynch
G. Michael Lynch Executive Vice President and Chief Financial Officer Federal-Mogul Corporation

Date: June 28, 2007